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                               May 17, 2022

       David Lee
       Chief Executive Officer
       NewHydrogen, Inc.
       27936 Lost Canyon Road, Suite 202
       Santa Clarita, CA 91387

                                                        Re: NewHydrogen, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-54819

       Dear Mr. Lee:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-1

   1. Please amend your Form 10-K to include a revised auditor's report that addresses the following:
                                                            Ensure the
auditors' report is dated as required by AS 3101.10(d) and Rule 2-02(a) of
                                                             Regulation S-X;
and
                                                            Ensure the
auditors' report adequately describes how the critical audit matter was addressed in the
audit and refers to the relevant financial statement disclosures that relate to the
critical audit matter as required by AS 3101.14(c) and (d). In this regard, it appears stock
compensation expense may relate to transactions in addition to stock options.
                                                        We remind you that your
amended filing should include updated certifications that are currently dated and
refer to the Form 10-K/A.
 David Lee
FirstName  LastNameDavid Lee
NewHydrogen,   Inc.
Comapany
May        NameNewHydrogen, Inc.
     17, 2022
May 17,
Page 2 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing